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                                                                EXHIBIT 52


                           PENNZOIL HAS BUILT ONE OF
                           THE BEST INTERNATIONAL OIL
                             AND GAS PORTFOLIOS OF
                            ANY INDEPENDENT COMPANY
                                IN THE INDUSTRY.



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        Over the past few years, Pennzoil has built one of the best international oil and gas portfolios of any independent company in the industry. We have attractive, high potential positions in some of the world's most prolific oil and gas regions -- including areas that are virtually impossible to penetrate for latecomers.

        Pennzoil is now entering the value creation stage of this program. Our portfolio includes:

        o The giant Azeri-Chirag-Gunashli project in the Caspian Sea, where we have a 4.8% carried interest in estimated recoverable reserves of at least 4.7 billion barrels of crude oil.

        o A 30% working interest in the nearby Karabakh prospect, also in the Caspian Sea, which may contain more than 1.0 billion barrels of crude oil.

        o Five prospective concessions in Egypt, covering 9.2 million acres in hydrocarbon charged basins.

        o Three producing blocks in Venezuela, one of the most exciting oil producing regions in the world.

        These and other projects in Pennzoil's worldwide oil and gas portfolio have the potential to more than double the company's proved reserves and add significant shareholder value.

        Pennzoil's international oil and gas operations:

                             IT'S ALL ABOUT VALUE.


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